Exhibit 99.1

Daqo New Energy Announces Unaudited First Quarter 2026 Financial Results

Shanghai, China—April 29, 2026—Daqo New Energy Corp. (NYSE: DQ) ("Daqo New Energy" the "Company" or “we”), a leading manufacturer of high-purity polysilicon for the global solar PV industry, today announced its unaudited financial results for the first quarter ended March 31, 2026.

First Quarter 2026 Financial and Operating Highlights

•	Aggregate of cash, short-term investments, bank notes receivable, held-to-maturity investments and fixed term bank deposit balance was $2.00 billion at the end of Q1 2026, compared to $2.27 billion at the end of Q4 2025

•	Polysilicon production volume was 43,402 MT in Q1 2026, compared to 42,181 MT in Q4 2025

•	Polysilicon sales volume was 4,482 MT in Q1 2026, compared to 38,167 MT in Q4 2025

•	Polysilicon average total production cost(1) was $5.95/kg in Q1 2026, compared to $5.83/kg in Q4 2025

•	Polysilicon average cash cost(1) was $4.59/kg in Q1 2026, compared to $4.46/kg in Q4 2025

•	Polysilicon average selling price (ASP) was $5.96/kg in Q1 2026, compared to $5.83/kg in Q4 2025

•	Revenue was $26.7 million in Q1 2026, compared to $221.7 million in Q4 2025

•	Gross loss was $139.4 million in Q1 2026, compared to gross profit of $15.4 million in Q4 2025; gross margin was negative 521.5% in Q1 2026, compared to 7.0% in Q4 2025

•	Net loss attributable to Daqo New Energy Corp. shareholders was $88.4 million in Q1 2026, compared to $7.3 million in Q4 2025; loss per basic American Depositary Share (ADS)(3) was $1.31 in Q1 2026, compared to $0.11 in Q4 2025

•	Adjusted net loss (non-GAAP)(2) attributable to Daqo New Energy Corp. shareholders was $88.4 million in Q1 2026, compared to $7.3 million in Q4 2025

•	Adjusted loss per basic ADS(3) (non-GAAP)(2) was $1.31 in Q1 2026, compared to adjusted loss per basic ADS(3) (non-GAAP)(2) of $0.11 in Q4 2025; EBITDA (non-GAAP)(2) was negative $83.1 million in Q1 2026, compared to $52.5 million in Q4 2025; EBITDA margin (non-GAAP)(2) was negative 311.1% in Q1 2026, compared to 23.7% in Q4 2025

	Three months ended
US$ millions except as indicated otherwise	Mar. 31, 2026	Dec. 31, 2025	Mar. 31, 2025
Revenues	26.7	221.7	123.9
Gross (loss)/profit	(139.4)	15.4	(81.5)
Gross margin	(521.5)%	7.0%	(65.8)%
Loss from operations	(150.8)	(20.9)	(114.1)
Net loss attributable to Daqo New Energy Corp. shareholders	(88.4)	(7.3)	(71.8)
Loss per basic ADS(3) ($ per ADS)	(1.31)	(0.11)	(1.07)
Adjusted net loss (non-GAAP)(2) attributable to Daqo New Energy Corp. shareholders	(88.4)	(7.3)	(53.2)
Adjusted loss per basic ADS(3) (non-GAAP)(2) ($ per ADS)	(1.31)	(0.11)	(0.80)
EBITDA (non-GAAP)(2)	(83.1)	52.5	(48.4)
EBITDA margin (non-GAAP)(2)	(311.1)%	23.7%	(39.1)%
Polysilicon sales volume (MT)	4,482	38,167	28,008
Polysilicon average total production cost ($/kg)(1)	5.95	5.83	7.57
Polysilicon average cash cost (excl. dep’n) ($/kg)(1)	4.59	4.46	5.31

Notes:

(1)	Production cost and cash cost only refer to production in our polysilicon facilities. Production cost is calculated by the inventoriable costs relating to production of polysilicon divided by the production volume in the period indicated. Cash cost is calculated by the inventoriable costs relating to production of polysilicon excluding depreciation cost and non-cash share-based compensation cost, divided by the production volume in the period indicated.

(2)	Daqo New Energy provides EBITDA, EBITDA margins, adjusted net income attributable to Daqo New Energy Corp. shareholders and adjusted earnings per basic ADS on a non-GAAP basis to provide supplemental information regarding its financial performance. For more information on these non-GAAP financial measures, please see the section captioned "Use of Non-GAAP Financial Measures" and the tables captioned "Reconciliation of non-GAAP financial measures to comparable US GAAP measures" set forth at the end of this press release.

(3)	ADS means American Depositary Share. One (1) ADS represents five (5) ordinary shares.

Management Remarks

Mr. Xiang Xu, CEO of Daqo New Energy, commented, "In the first quarter of 2026, market sentiment across the solar PV industry remained cautious amid seasonal softness and elevated inventory levels. It was further exacerbated by rising module prices, driven by higher silver, aluminum, and glass costs, which led to a market slowdown in China. Geopolitical tensions in the Middle East also weighed on end-market demand in the region. Against this backdrop, persistent industry overcapacity continued to exert downward pressure on polysilicon prices, resulting in quarterly operating and net losses. Notwithstanding these headwinds, we continued to maintain a robust and healthy balance sheet with zero debt. As of March 31, 2026, we held a cash balance of $559.4 million, short-term investments of $288.3 million, bank notes receivables of $20.8 million, held-to-maturity investments of $50.3 million, and a fixed term bank deposit balance of $1.1 billion. In total, these assets that can be converted into cash stood at $2.0 billion, providing us with ample liquidity. This solid financial position gives us the confidence and strategic flexibility to navigate the current market downturn.”

“On the operational front, we continued to take proactive measures to navigate challenging market conditions and weak selling prices, with nameplate capacity utilization rate operating at approximately 57%. Total production volume at our two polysilicon facilities was 43,402 MT for the quarter, exceeding our guidance range of 35,000 MT to 40,000 MT. With market prices for polysilicon experiencing a notable decline to be below production costs during the quarter, we adhered to the Chinese authorities’ self-regulation guidelines by declining to engage in below-cost sales. We adopted a disciplined, wait-and-see approach pending further implementation of the national anti-involution policies we highlighted last quarter. As a result, our sales volume dropped to 4,482 MT, while our average selling price increased 2.3% sequentially to $5.96/kg. On the cost side, total production and cash costs increased marginally by 2% and 3%, respectively, on a sequential basis, primarily driven by exchange rate movements. However, despite higher silicon metal costs, manufacturing costs in RMB terms actually declined slightly on a sequential basis, reflecting our continued improvements in manufacturing efficiency.”

“In light of the current market dynamics, we expect total polysilicon production volume in the second quarter of 2026 to be approximately 35,000 MT to 40,000 MT. For the full year of 2026, we expect production volume to remain in the range of 140,000 MT to 170,000 MT.”

“With the solar market impacted by seasonality surrounding the Chinese New Year holidays and the absence of concrete updates on capacity rationalization policies, polysilicon transactions and shipment volumes remained low during the quarter. N-type polysilicon prices dropped from RMB 48-55/kg at the end of 2025 to RMB 35-37/kg by the end of the first quarter. However, polysilicon prices heading into the second quarter are showing signs of bottoming out, with weekly declines gradually easing. While producers awaited clear guidelines from authorities to tackle overcapacity, a weak demand outlook, industry inventory build-up, and financial pressure forced several peers to adjust their production and pricing strategies toward a more market-oriented approach. As a result, industry-level monthly polysilicon supply fell to approximately 93,000 MT during the quarter, representing an industry average utilization rate of just 39%. Looking ahead, we expect government authorities to strengthen the anti-involution policies necessary to address these industry-wide overcapacity issues. As an encouraging move, on April 17, the Ministry of Industry and Information Technology, the National Development and Reform Commission, the State Administration for Market Regulation, the National Energy Administration, and other key national departments jointly held a symposium on regulating market competition within the solar PV sector, reinforcing the urgent need to address irrational competition and curb destructive involution. Additionally, all relevant authorities are now required to deploy concerted measures to strengthen industry governance and promote the high-quality development of the solar PV industry, including in respect of capacity regulation, standards guidance, innovation-driven development, price law enforcement, quality supervision, mergers and acquisitions, and intellectual property rights protection.”

"More broadly, the solar PV industry continues to exhibit compelling long-term growth prospects. Growing vulnerabilities in global energy markets have sparked widespread concerns about national energy security, in which the solar PV and renewable energy sectors can play a crucial role. As one of the world's lowest-cost producers of the highest-quality N-type polysilicon, backed by a robust balance sheet and zero debt, we remain optimistic about the sector and are well positioned to capitalize on the anticipated market recovery and long-term growth opportunities. We will continue to strengthen our competitive edge through advancements in high-efficiency N-type technology and cost optimization via digital transformation and AI adoption. As the world accelerates its transition to clean energy, we are confident in our ability to play a leading role in shaping that future."

Outlook and guidance

The Company expects to produce approximately 35,000 MT to 40,000 MT of polysilicon during the second quarter of 2026. The Company expects to produce approximately 140,000 MT to 170,000 MT of polysilicon for the full year of 2026, inclusive of the impact of the Company's annual facility maintenance.

This outlook reflects Daqo New Energy's current and preliminary view as of the date of this press release and may be subject to changes. The Company's ability to achieve these projections is subject to risks and uncertainties. See "Safe Harbor Statement" at the end of this press release.

First Quarter 2026 Results

Revenues

Revenues were $26.7 million, compared to $221.7 million in the fourth quarter of 2025 and $123.9 million in the first quarter of 2025. The decrease in revenues compared to the fourth quarter of 2025 was primarily due to a decrease in sales volume, as the Company reduced sales in light of the relative low selling prices.

Gross (loss)/profit and margin

Gross loss was $139.4 million, compared to gross profit of $15.4 million in the fourth quarter of 2025 and gross loss of $81.5 million in the first quarter of 2025. Gross margin was negative 521.5%, compared to 7.0% in the fourth quarter of 2025 and negative 65.8% in the first quarter of 2025. The decrease in gross margin compared to the fourth quarter of 2025 was primarily due to an increase in provisions for inventory impairment.

Selling, general and administrative expenses

Selling, general and administrative (SG&A) expenses were $12.2 million, compared to $18.7 million in the fourth quarter of 2025 and $35.1 million in the first quarter of 2025. The sequential decrease was primarily due to lower sales volume in the first quarter of 2026. The year-over-year decrease was also because the Company recognized $18.6 million in non-cash share-based compensation related to its share incentive plans in the first quarter of 2025.

Research and development expenses

Research and development (R&D) expenses were $0.8 million, compared to $0.7 million in the fourth quarter of 2025 and $0.5 million in the first quarter of 2025. R&D expenses can vary from period to period and reflect R&D activities that take place during the quarter.

Loss from operations and operating margin

As a result of the foregoing, loss from operations was $150.8 million, compared to $20.9 million in the fourth quarter of 2025 and $114.1 million in the first quarter of 2025.

Operating margin was negative 564.4%, compared to negative 9.4% in the fourth quarter of 2025 and negative 92.0% in the first quarter of 2025.

Net loss attributable to Daqo New Energy Corp. shareholders and loss per ADS

As a result of the foregoing, net loss attributable to Daqo New Energy Corp. shareholders was $88.4 million, compared to $7.3 million in the fourth quarter of 2025 and $71.8 million in the first quarter of 2025.

Loss per basic ADS was $1.31, compared to $0.11 in the fourth quarter of 2025 and $1.07 in the first quarter of 2025.

Adjusted net loss (non-GAAP) attributable to Daqo New Energy Corp. shareholders and adjusted loss per ADS (non-GAAP)

Adjusted net loss (non-GAAP) attributable to Daqo New Energy Corp. shareholders, excluding non-cash share-based compensation costs, was $88.4 million, compared to $7.3 million in the fourth quarter of 2025 and $53.2 million in the first quarter of 2025.

Adjusted loss per basic ADS was $1.31, compared to $0.11 in the fourth quarter of 2025 and $0.80 in the first quarter of 2025.

EBITDA

EBITDA (non-GAAP) was negative $83.1 million, compared to $52.5 million in the fourth quarter of 2025 and negative $48.4 million in the first quarter of 2025. EBITDA margin (non-GAAP) was negative 311.1%, compared to 23.7% in the fourth quarter of 2025 and negative 39.1% in the first quarter of 2025.

Financial Condition

As of March 31, 2026, the Company had $559.4 million in cash, cash equivalents and restricted cash, compared to $980.3 million as of December 31, 2025 and $791.9 million as of March 31, 2025. As of March 31, 2026, short-term investment was $288.3 million, compared to $114.0 million as of December 31, 2025 and $168.2 million as of March 31, 2025. As of March 31, 2026, the notes receivable balance was $20.8 million, compared to $135.5 million as of December 31, 2025 and $62.7 million as of March 31, 2025. Notes receivable represents bank notes with maturity within six months. As of March 31, 2026, held-to-maturity investment was $50.3 million, compared to nil as of December 31, 2025 and nil as of March 31, 2025. As of March 31, 2026, the balance of fixed term deposit within one year was $1.0 billion, compared to $972.4 million as of December 31, 2025 and $1.1 billion as of March 31, 2025.

Cash Flows

For the three months ended March 31, 2026, net cash used in operating activities was $147.5 million, compared to $38.9 million in the same period of 2025.

For the three months ended March 31, 2026, net cash used in investing activities was $275.8 million, compared to $211.0 million in the same period of 2025. The net cash used in investing activities in 2026 was primarily related to the purchase of short-term investments and fixed term deposits.

For the three months ended March 31, 2026, net cash used in financing activities was $7.8 million, compared to nil in the same period of 2025. The net cash used in financing activities in 2026 was primarily related to $7.8 million in stock repurchases made by the Company's subsidiary, Xinjiang Daqo, from its minority shareholders.

Use of Non-GAAP Financial Measures

To supplement Daqo New Energy’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“US GAAP”), the Company uses certain non-GAAP financial measures that are adjusted for certain items from the most directly comparable GAAP measures including earnings before interest, taxes, depreciation and amortization ("EBITDA") and EBITDA margin; adjusted net income attributable to Daqo New Energy Corp. shareholders and adjusted earnings per basic and diluted ADS. Our management believes that each of these non-GAAP measures is useful to investors, enabling them to better assess changes in key element of the Company's results of operations across different reporting periods on a consistent basis, independent of certain items as described below. Thus, our management believes that, used in conjunction with US GAAP financial measures, these non-GAAP financial measures provide investors with meaningful supplemental information to assess the Company's operating results in a manner that is focused on its ongoing, core operating performance. Our management uses these non-GAAP measures internally to assess the business, its financial performance, current and historical results, as well as for strategic decision-making and forecasting future results. Given our management's use of these non-GAAP measures, the Company believes these measures are important to investors in understanding the Company's operating results as seen through the eyes of our management. These non-GAAP measures are not prepared in accordance with US GAAP or intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with US GAAP; the non-GAAP measures should be reviewed together with the US GAAP measures, and may be different from non-GAAP measures used by other companies.

The Company uses EBITDA, which represents earnings before interest, taxes, depreciation and amortization, and EBITDA margin, which represents the proportion of EBITDA in revenues. Adjusted net income attributable to Daqo New Energy Corp. shareholders and adjusted earnings per basic and diluted ADS exclude costs related to share-based compensation. Share-based compensation is a non-cash expense that varies from period to period. As a result, our management excludes this item from our internal operating forecasts and models. Our management believes that this adjustment for share-based compensation provides investors with a basis to measure the Company's core performance, including compared with the performance of other companies, without the period-to-period variability created by share-based compensation.

A reconciliation of non-GAAP financial measures to comparable US GAAP measures is presented later in this document.

Conference Call

The Company has scheduled a conference call to discuss the results at 8:00 AM U.S. Eastern Time on Wednesday, April 29, 2026 (8:00 PM Beijing / Hong Kong time on the same day).

The dial-in details for the earnings conference call are as follows:

Participant dial in (U.S. toll free): +1-888-346-8982

Participant international dial in: +1-412-902-4272

China mainland toll free: 4001-201203

Hong Kong toll free: 800-905945

Hong Kong local toll: +852-301-84992

Please dial in 10 minutes before the call is scheduled to begin and ask to join the Daqo New Energy Corp. call.

Webcast link:

https://event.choruscall.com/mediaframe/webcast.html?webcastid=iLpvzzAF

A replay of the call will be available 1 hour after the conclusion of the conference call through May 6, 2026. The dial-in details for the conference call replay are as follows:

U.S. toll free: +1-877-344-7529

International toll: +1-412-317-0088

Canada toll free: 855-669-9658

Replay access code: 7616875

To access the replay through an international dial-in number, please select the link below.

https://services.choruscall.com/ccforms/replay.html

Participants will be asked to provide their name and company name upon entering the call.

About Daqo New Energy Corp.

Daqo New Energy Corp. (NYSE: DQ) ("Daqo" or the "Company") is a leading manufacturer of high-purity polysilicon for the global solar PV industry. Founded in 2007, the Company manufactures and sells high-purity polysilicon to photovoltaic product manufacturers, who further process the polysilicon into ingots, wafers, cells and modules for solar power solutions. The Company has a total polysilicon nameplate capacity of 305,000 metric tons and is one of the world's lowest cost producers of high-purity polysilicon.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “guidance” and similar statements. Among other things, the outlook for the second quarter and the full year of 2026 and quotations from management in these announcements, as well as Daqo New Energy’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the demand for photovoltaic products and the development of photovoltaic technologies; global supply and demand for polysilicon; alternative technologies in cell manufacturing; the Company’s ability to significantly expand its polysilicon production capacity and output; the reduction in or elimination of government subsidies and economic incentives for solar energy applications; the Company’s ability to lower its production costs; and changes in political and regulatory environment. Further information regarding these and other risks is included in the reports or documents the Company has filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date hereof, and the Company undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

Daqo New Energy Corp.

Unaudited Condensed Consolidated Statements of Operations

(US dollars in thousands, except ADS and per ADS data)

	Three months Ended
	Mar. 31, 2026	Dec. 31, 2025	Mar. 31, 2025
Revenues	26,722	221,711	123,914
Cost of revenues	(166,088)	(206,272)	(205,449)
Gross (loss)/profit	(139,366)	15,439	(81,535)
Operating expenses
Selling, general and administrative expenses	(12,163)	(18,730)	(35,085)
Allowance for expected credit loss	-	(19,294)	-
Research and development expenses	(783)	(722)	(507)
Other operating income	1,500	2,418	3,074
Total operating expenses	(11,446)	(36,328)	(32,518)
Loss from operations	(150,812)	(20,889)	(114,053)
Interest income, net	2,516	1,821	2,670
Foreign exchange (loss)/gain	(2)	3	22
Investments income	4,987	5,658	6,354
Loss before income taxes	(143,311)	(13,407)	(105,007)
Income tax benefit	21,644	3,546	12,274
Net loss	(121,667)	(9,861)	(92,733)
Net loss attributable to non-controlling interest	(33,292)	(2,581)	(20,896)
Net loss attributable to Daqo New Energy Corp. shareholders	(88,375)	(7,280)	(71,837)

Loss per ADS
Basic	(1.31)	(0.11)	(1.07)
Diluted	(1.31)	(0.11)	(1.07)

Weighted average ADS outstanding
Basic	67,666,301	67,666,301	66,938,183
Diluted	67,666,301	67,666,301	66,938,183

Daqo New Energy Corp.

Unaudited Condensed Consolidated Balance Sheets

(US dollars in thousands)

	Mar. 31, 2026	Dec. 31, 2025	Mar. 31, 2025
ASSETS:
Current Assets:
Cash, cash equivalents and restricted cash	559,421	980,292	791,930
Short-term investments	288,279	113,979	168,203
Accounts and notes receivable	20,779	135,518	62,818
Inventories	258,284	169,103	125,918
Fixed term deposit within one year	1,018,832	972,358	1,125,323
Other current assets	365,917	321,138	303,156
Held-to-Maturity Investments	50,333	-	-
Total current assets	2,561,845	2,692,388	2,577,348
Property, plant and equipment, net	3,396,463	3,399,055	3,460,203
Prepaid land use right	157,388	155,576	152,854
Fixed term deposit over one year	64,587	63,212	-
Other non-current assets	158,994	135,305	120,281
TOTAL ASSETS	6,339,277	6,445,536	6,310,686

Current liabilities:
Accounts payable and notes payable	118,895	129,663	28,694
Advances from customers - short term portion	23,543	45,433	33,032
Payables for purchases of property, plant and equipment	251,216	278,957	357,562
Other current liabilities	32,084	43,780	39,471
Total current liabilities	425,738	497,833	458,759
Advance from customers - long term portion	5,511	13,208	20,967
Other non-current liabilities	18,329	18,180	17,610
TOTAL LIABILITIES	449,578	529,221	497,336

EQUITY:
Total Daqo New Energy Corp.’s shareholders’ equity	4,392,608	4,406,727	4,329,201
Non-controlling interest	1,497,091	1,509,588	1,484,149
Total equity	5,889,699	5,916,315	5,813,350
TOTAL LIABILITIES & EQUITY	6,339,277	6,445,536	6,310,686

Daqo New Energy Corp.

Unaudited Condensed Consolidated Statements of Cash Flows

(US dollars in thousands)

	For the three months ended March 31,
	2026	2025
Operating Activities:
Net loss	(121,667)	(92,733)
Adjustments to reconcile net income to net cash provided by operating activities	160,069	123,788
Changes in operating assets and liabilities	(185,914)	(69,936)
Net cash used in operating activities	(147,512)	(38,881)

Investing activities:
Purchases of property, plant and equipment	(28,691)	(57,632)
Purchase of investments	(474,635)	(1,014,899)
Redemption of short-term investments and fixed term deposits	227,559	861,517
Net cash used in investing activities	(275,767)	(211,014)

Financing activities:
Net cash used in financing activities	(7,790)	-

Effect of exchange rate changes	10,198	3,476
Net decrease in cash, cash equivalents and restricted cash	(420,871)	(246,419)
Cash, cash equivalents and restricted cash at the beginning of the year	980,292	1,038,349
Cash, cash equivalents and restricted cash at the end of the year	559,421	791,930

Daqo New Energy Corp.

Reconciliation of non-GAAP financial measures to comparable US GAAP measures

(US dollars in thousands)

	Three months Ended
	Mar. 31, 2026	Dec. 31, 2025	Mar. 31, 2025
Net loss	(121,667)	(9,861)	(92,733)
Income tax benefit	(21,644)	(3,546)	(12,274)
Interest income, net	(2,516)	(1,821)	(2,670)
Depreciation & amortization	62,705	67,776	59,245
EBITDA (non-GAAP)	(83,122)	52,548	(48,432)
EBIDTA margin (non-GAAP)	(311.1)%	23.7%	-39.1%

	Three months Ended
	Mar. 31, 2026	Dec. 31, 2025	Mar. 31, 2025
Net loss attributable to Daqo New Energy Corp. shareholders	(88,375)	(7,280)	(71,837)
Share-based compensation	-	-	18,606
Adjusted net loss attributable to Daqo New Energy Corp. shareholders (non-GAAP)	(88,375)	(7,280)	(53,231)
Adjusted loss per basic ADS (non-GAAP)	(1.31)	(0.11)	(0.80)
Adjusted loss per diluted ADS (non-GAAP)	(1.31)	(0.11)	(0.80)

For additional information, please contact:

Daqo New Energy Corp.

Investor Relations

Email: ir@daqo.com

Christensen

Mr. Christian Arnell

Phone: +852-2117-0861

Email: christian.arnell@christensencomms.com